





Jefferies Media & Telecommunications Conference
February 23, 2016

# FORWARD LOOKING STATEMENTS & SAFE HARBOR

This presentation contains confidential information regarding Meredith Corporation ("Meredith" or the "Company"). This presentation constitutes "Business Information" under the Confidentiality Agreement the recipient signed and delivered to the Company and its use and retention are subject to the terms of such agreement. This presentation does not purport to contain all of the information that may be required to evaluate a potential transaction with the Company and any recipient hereof should conduct its own independent evaluation and due diligence investigation of the Company and the potential transaction. Nor shall this presentation be construed to indicate that there has been no change in the affairs of the Company since the date hereof or such other date as of which information is presented.

Each recipient agrees that it will not copy, reproduce, disclose or distribute to others this presentation or the information contained herein, in whole or in part, at any time, without the prior written consent of the Company, except as expressly permitted in the Confidentiality Agreement. The recipient further agrees that it will cause its directors, officers, employees and representatives to use this presentation only for the purpose of evaluating its interest in a potential transaction with the Company and for no other purpose.

Neither the Company nor any of its affiliates, employees or representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information (whether communicated in written or oral form) transmitted or made available to the recipient, and each of such persons expressly disclaims any and all liability relating to or resulting from the use of this presentation. The recipient is not entitled to rely on the accuracy or completeness of this presentation and is entitled to rely solely on only those particular representations and warranties, if any, which may be made by the Company in a definitive written agreement, when, as and if executed, and subject to such limitations and restrictions as may be specified therein.

This presentation and management's commentary relating thereto may contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this presentation that are forward-looking include, but are not limited to, the Company's estimates of future revenues, profits and earnings per share.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients or vendors; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

# Today's Agenda

❖ **Meredith Overview**

❖ National Media Growth Strategies

❖ Local Media Growth Strategies

❖ Financial Update

# Meredith's Strong Investment Thesis

1. **Strong and consistent cash flow generation, driven by:**

   ❖ Portfolio of highly rated television stations in large and fast-growing markets

   ❖ Trusted national brands with an unrivaled female reach

   ❖ Profitable and growing digital business

   ❖ World's 3rd largest brand licensor with very high margins

2. **Commitment to delivering Top 3rd Total Shareholder Return:**

   ❖ Dividend payer for 69 years; increases for 23 consecutive years

   ❖ Share buyback program

   ❖ Ongoing accretive strategic acquisitions

3. **Experienced management team with a proven record of operational excellence and shareholder value creation over time**

# Meredith at a Glance

## Local Media
**Revenue: $535M**
**EBITDA: $205M**

  
  
  

## National Media
**Revenue: $1.1B**
**EBITDA: $155M**

  
  
  

*Figures represent actual results for fiscal year ended June 30, 2015*

# A Year of Significant Accomplishments

❖ Record broadcast revenue and EBITDA

❖ Successful integration of 4 additional television stations

❖ Rapid growth in digital, mobile, video and social platforms

❖ Expanded scale with Martha Stewart, Shape media brands; entered wedding category and added digital ad tech platforms

❖ Grew dividend for 23nd straight year

# How Meredith Will Grow

❖ Strengthen existing advertising-based businesses

❖ Expand digital platforms

❖ Grow our non-advertising sources of revenue

❖ Continue to add accretive strategic acquisitions

❖ Increase cash returned to shareholders

# Today's Agenda

❖ Meredith Overview

❖ National Media Growth Strategies

❖ Local Media Growth Strategies

❖ Financial Update

# National Media Group Footprint

## Reaches 100 Million Unduplicated American Women Monthly

## 70 Million Unique Visitors | More than 60% of Millennial Women



Rachael Ray
every day
10 YEARS of FOOD & FUN!
INGREDIENTS FOR
Something
Special
Parents
FamilyCircle
ALL-AMERICAN THANKSGIVING
Better Homes and Gardens
Merry & Bright
Living
American holiday
TRADITIONAL HOME
Style for the Season


YOUNG WOMEN | NEW NESTERS | YOUNG FAMILIES | ESTABLISHED FAMILIES | WOMEN OF WORTH

# Growing Audience Engagement Across Platforms

**Digital is adding to Meredith's total audience, and is not cannibalizing print**



# Digital Represents Nearly 30% of Advertising
## Delivering Mid-Teens Operating Profit Margin



# National Media Group Strategies

❖ Drive audience growth and engagement across platforms

❖ Grow share of advertising revenues

❖ Increase revenue and profit contribution from circulation

❖ Leverage and strengthen brand licensing

❖ Maximize Meredith Xcelerated Marketing

❖ Strengthen portfolio through investment and acquisitions

❖ Accelerate digital platform growth

# National Media Group Digital Strategies

❖ Develop best-in-class branded content and products

❖ Make strategic additions to portfolio

❖ Increase audience engagement across platforms

❖ Leverage data to improve ROI and consumer experience

❖ Strengthen advertising revenue mix and CPMs





# Engaged and Growing Audience of 75 Million



# Develop Best-in-Class Branded Experiences



Better Homes and Gardens
Quick and Easy Recipes Under $3
Decorating Trends: What We Love Right Now
two line title goes here




allrecipes
Tiana Marie Seattle, WA
#baking #grilling #fish #stir fry #vegetarian
Latest from Tiana
View
Be Happy. Grow Healthy.
Learn more
TOWER GARDEN
Following 142
Recipe of the day
12 hrs
Featured
5 min
Honey Baked Chicken II
2005 reviews
See how it's made
Recipe by: Connie Levesque
Thai Teriyaki BBQ Chicken Kabobs
0 reviews
KIKKOMAN


- **Improved User Experience**
- **Improved Natural Search Ranking**
- **Updated Ad Placements**
- **Modernized Look & Feel**

15

# Make Strategic Additions to Portfolio

SHAPE

MARTHA STEWART


Premium Branded Content & Products
At-Scale, Highly-Engaged Audience
First-Party Data (Insights & Analytics)
Ad Tech Platforms
Ad Revenue Diversification
Consumer Revenue Growth
MILLENNIAL
meredith
digital
WOMEN

mywedding®

selectable media

Qponix
coupons in context™

# Leveraging Data to Improve ROI



- We focus on women at scale:
  - 100 million consumers
  - 70 million unique visitors

- 1st party data is based on direct behavioral engagement

- We operate across platforms

- Data is our DNA
  - Team of expert data analysts
  - Identify trends and consumer intent
  - Used to find, inform and reach consumers throughout purchase path

# Strengthening Advertising Revenue Mix and CPMs



# Today's Agenda

❖ Meredith Overview

❖ National Media Growth Strategies

❖ Local Media Growth Strategies

❖ Financial Update

# Local Media Group Footprint

## Strong Portfolio in Large and Mid-Size Markets


PDX TV
FOX 12 OREGON
FOX 5 KVVU-TV
LOCAL. LAS VEGAS.
KCTV 5 NEWS
ksmo tv
KMOV
kmov.com
WNEM.COM
WESTERN MASS NEWS
CBS 46
Peachtree TV

| Station Market | Market Rank | Network Affiliation |
|---|---|---|
| Atlanta | 9 | CBS & IND |
| Phoenix | 12 | CBS & IND |
| St. Louis | 21 | CBS |
| Portland | 24 | Fox & MyTV |
| Nashville | 29 | NBC |
| Hartford | 30 | CBS |
| Kansas City | 33 | CBS & MyTV |
| Greenville | 37 | FOX |
| Las Vegas | 40 | FOX |

# Strong Revenue & EBITDA Growth



EBITDA Margin: 35%    40%    39%

# Our Stations are Market Leaders

**Morning News:**

#1: Portland, Hartford, Las Vegas

#2: KTVK/Phoenix, St. Louis, Nashville, Greenville,
         Saginaw, WGGB/Springfield

**Evening News:**

#1: Hartford, Las Vegas, Saginaw

#2: Nashville, WGGB/Springfield

**Late News:**

#1: Portland, Las Vegas

#2: St. Louis, Nashville, Saginaw, WGGB/Springfield

**Sign-on to Sign-off:**

#1: Hartford, Las Vegas

#2: St. Louis, Portland, Nashville, Saginaw, WGGB/Springfield









*Source: November 2015 ratings*

# Local Media Growth Strategies

❖ Increase News Viewership

❖ Grow Advertising Revenues

❖ Maximize Recent Acquisitions and Expand Station Portfolio

❖ Scale Digital Video and Mobile

❖ Increase Net Retransmission Contribution

# Track Record of Successful Station Acquisitions



## Phoenix: Market 12

❖ Powerful station that produces most news in Arizona



## St. Louis: Market 21

❖ CBS affiliate with highly-ranked newscasts



## Mobile: Market 59

❖ Fox affiliate in fast-growing region



## Springfield, MA

❖ ABC and Fox affiliates strengthens competitive position

# Our Stations are in Large, Fast-Growing Markets



HH in the DMA (M)

Avg Ad Rev / Station: **$45M**

**DMA #1-50**

Atlanta 2.4, Phoenix, St. Louis, Portland, Nashville, Hartford, Kansas City, Greenvlle, Las Vegas 0.7



Avg Ad Rev / Station: **$19M**

**DMA #51-100**

Mobile 0.5, Flint



Avg Ad Rev / Station: **$12M**

**DMA #101+**

Springfield 0.25

Source: SNL Data

# Television Advertising Performance vs. Industry

| Calendar | Meredith | Industry | *Meredith vs. Industry (Pct. Pts.)* |
|----------|----------|----------|-------------------------------------|
| **2012*** | *13%* | *15%* | *(2)* |
| **2013** | *(11)%* | *(13)%* | *2* |
| **2014*** | *11%* | *8%* | *3* |
| **2015** | *(10)%* | *(12)%* | *2* |

*Year-over-year change; Total ad revenues*
*Source: Television Bureau of Advertising;     * Political Year*

# Increasing Retransmission Revenue and Contribution



## MVPD Renewal Schedule

| 40% | 40% | 20% |

Fiscal 2016 — Fiscal 2017 — Fiscal 2018 — Fiscal 2019

- Hartford Springfield (CBS) + (FOX)
- St. Louis (CBS)
- Nashville (NBC)
- Atlanta Phoenix Kansas City Saginaw (CBS)
- Las Vegas Portland Greenville Mobile (FOX)

## Affiliation Renewal Schedule

# Today's Agenda

❖ **Meredith Overview**

❖ **National Media Growth Strategies**

❖ **Local Media Growth Strategies**

❖ **Financial Update**

# Strong Fiscal 2016 2$^{nd}$ Quarter Results

1. **National Media Group Highlights**

   ❖ Revenues up 10 percent

   ❖ Print and digital advertising revenues grew more than 15 percent each

   ❖ Digital advertising revenues set record, accounted for 33 percent of total

   ❖ Operating profit up nearly 30 percent

2. **Local Media Group Highlights**

   ❖ Non-political advertising revenues up nearly 10 percent to record high

   ❖ Retransmission revenues and contribution up

   ❖ Results driven by automotive, retail and professional services categories

# Fiscal 2016 Third Quarter

## Key Assumptions:

❖ Total company revenues up mid-single digits

❖ Local Media Group revenues up low-double digits

❖ National Media Group revenues up slightly

## Earnings per share:

**Third Quarter:**                    **$0.77 to $0.82**

**Full Year:**                        **$3.05 to $3.25**[1]
**(Unchanged from Jan. 27, 2016)**

(1) Excludes special items

# Meredith's Strong Investment Thesis

1. **Strong and consistent cash flow generation, driven by:**

   ❖ Portfolio of highly rated television stations in large and fast-growing markets

   ❖ Trusted national brands with an unrivaled female reach

   ❖ Profitable and growing digital business

   ❖ World's 3rd largest brand licensor with very high margins

2. **Commitment to delivering Top 3rd Total Shareholder Return:**

   ❖ Dividend payer for 69 years; increases for 23 consecutive years

   ❖ Share buyback program

   ❖ Ongoing accretive strategic acquisitions

3. **Experienced management team with a proven record of operational excellence and shareholder value creation over time**


KCTV 5 NEWS


EatingWell
Rhubarb
49 HEALTHY & FAST Recipes
CBS5AZ.COM
FamilyCircle
Quick and Easy Black Bean Soup


SHAPE
LOSE YOUR BELLY FAST
Parents
allrecipes
dinner in minutes!
Better Homes and Gardens
Love Summer!

meredith


meredith
brand licensing


CBS46
WGCL-TV ATLANTA
.com

Jefferies Media & Telecommunications Conference
February 23, 2016